Exhibit 99.1

BitFuFu Completes Business Combination with Arisz Acquisition Corp

NEW YORK and SINGAPORE, Feb. 29, 2024 (GLOBE NEWSWIRE) -- Finfront Holding Company, a fast-growing digital asset mining service and world-leading cloud-mining service provider ("BitFuFu" or the "Company"), and Arisz Acquisition Corp.(“ARIZ”), a publicly-traded special purpose acquisition company, today announced that they have completed their previously announced business combination (the “Business Combination”). The listed company following the Business Combination is BitFuFu Inc., and its Class A ordinary shares and warrants will commence trading on the Nasdaq Stock Market under the ticker symbols “FUFU” and “FUFUW”,  starting March 1, 2024.

Since its establishment in December 2020,  BitFuFu has made significant progress in becoming a world-leading cloud-mining service provider for institutional customers and digital asset enthusiasts.  The company has shown remarkable growth, with revenues soaring from just over $100,000 in the 2020 period to $198.2 million in 2022, and a continued increase to $134.2 million in the first half of 2023. With a robust infrastructure of approximately 131,000 miners under management and a total mining capacity of 15.2 EH/s across 17 facilities in multiple countries as of June 30, 2023, BitFuFu has solidified its position in the digital asset mining industry by providing a mix of cloud-mining and miner hosting services, while strategically balancing its use of self-owned and leased miners for cloud services and self-mining to optimize business strategies and minimize risk.

In connection with the Business Combination,  BitFuFu obtained US$74 million in private investment in public equity ("PIPE") financing commitments from existing shareholders and strategic partners, including Bitmain and AntPool.

BitFuFu's management team, led by its founder Leo Lu, will continue to run the Company following the transaction.

Management Remarks

Leo Lu, Founder, and CEO of BitFufu said, "I would like to thank all of our shareholders, employees, partners, and stakeholders who have been instrumental in achieving this pivotal milestone in our journey. BitFuFu’s listing on NASDAQ  marks a new chapter that will enable us to continue our rapid growth trajectory and expand our global footprint in the digital asset industry. As a fast-growing digital asset mining service and world-leading cloud-mining service provider, we enable both institutional and digital asset enthusiasts the ability to mine more efficiently. The proceeds from this transaction will fuel the expansion of our offerings, which encompasses cloud-mining, self-mining, and miner hosting. As we transition into a public company, we are committed to upholding the highest standards of corporate governance and transparency, and are in a stronger position than ever to execute on our vision of becoming the world leader in digital asset mining."

Echo Hindle-Yang, Chairwoman and CEO of Arisz Acquisition Corp. commented, "BitFuFu has been at the forefront in a rapidly growing and evolving industry, and we are proud to bring this company to the public markets through this successful business combination. We have worked extensively with Leo and the BitFuFu team over the past two years, and are confident in their capabilities to drive further value as a listed company. We remain strong believers in BitFuFu’s growth strategy, industry partnerships, and execution abilities, and we look forward to supporting them as they continue to generate long-term, sustainable value to their shareholders."

Legal Advisors

Wilson Sonsini Goodrich & Rosati and Harney Westwood & Riegels are acting as legal counsels to Finfront Holding Company. Loeb & Loeb LLP acted as a legal counsel to ARIZ.

About BitFuFu Inc.

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider.  BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base.  Leveraging its expanding global mining facility network and strategic partnership with Bitmain, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently. With a robust business model covering cloud-mining, miner hosting, and self-mining, BitFuFu is well-positioned to weather market volatility and facilitate the vertical integration of global digital asset mining industry.

About Arisz Acquisition Corp.

ARIZ is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the successful closing of the PIPE financings, BitFuFu's ability to scale and grow its business, BitFuFu's advantages and expected growth, BitFuFu’s ability to source and retain talent, and BitFuFu's cash position following closing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu's management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu's actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

For investor and media inquiries, please contact:

BitFuFu

BitFuFu Investor Relations

ir@bitfufu.com

Arisz Acquisition Corp.

Arisz Investor Relations

ir@ariszacquisition.com

Christensen Advisory

bff@christensencomms.com